Exhibit 99.13

AMENDMENT NO. 3

This AMENDMENT NO. 3 (this “Amendment”) is made and entered into as of June 2, 2015, with reference to that certain Agreement, dated as of May 29, 2013 (the “Stockholders Agreement”), by and between each of the entities listed on Exhibit A thereto (each such entity and any other person who becomes bound by the Stockholders Agreement as contemplated by clause (a) of Section 1 thereof, a “Stockholder” and collectively, the “Stockholders”), as amended. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Stockholders Agreement.

WHEREAS, Courage Capital Management, LLC and its affiliates (“Courage”) sold all Shares owned by Courage in accordance with Section 1(c) of the Stockholders Agreement and Courage ceased to be a Stockholder;

WHEREAS, the remaining Stockholders wish to extend the term of the Stockholders Agreement;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, and intending to be legally bound, the parties agree as follows:

1.                  Restrictions on Transfer. Section 1(c) of the Stockholders Agreement shall be amended and restated in its entirety as follows: “(c) such Transfer is unanimously approved by the holders of the Owned Shares held by Stockholders other than the proposed transferor; or (d) such Transfer is by either (i) Highland Capital Management LP, (ii) Spectrum Group Management, LLC or (iii) One East Partners Opportunities, L.P. and One East Partners Master, L.P., acting together (each, in such transferring capacity, “Transferring Owner”), representing a Transfer of all or a portion of the Owned Shares held by such Transferring Owner, to SPH Manager, LLC, after not less than five (5) business days’ notice of the proposed Transfer to each other Stockholder.”

2.                  Term and Termination.

(a)                Section 4(a) of the Stockholders Agreement shall be amended and restated as follows: “Unless earlier terminated pursuant to paragraph (b) of Section 4, the term of the Agreement shall be a period expiring on March 31, 2016.”.

(b)               Section 4(b)(1) of the Stockholders Agreement shall be amended and restated as follows: “(1) may be terminated with the unanimous approval of the holders of the Owned Shares held by all of the Stockholders bound by this Agreement by written notice to each other Stockholders delivered not less than two (2) business days prior to such termination;”.

3.                  Miscellaneous. Except for clauses (a), (d) and (l) thereof, Section 5 of the Stockholders Agreement is incorporated herein, mutatis mutandis.

4.                  Effectiveness. This Amendment shall be effective as of the date first written above by and among each Stockholder that has executed this Amendment as of such date.

5.                  Ratification. Except as specifically modified herein, all terms and conditions of the Stockholders Agreement are hereby ratified and confirmed in all respects and shall remain in full force and effect.

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed as of the day and year written above.

SPH MANAGER, LLC By: /s/ Edward A. Mulé Name: Edward A. Mulé Title: Member	SPECTRUM GROUP MANAGEMENT, LLC By: /s/ Jeffrey Schaffer Name: Jeffrey Schaffer Title: Managing Member
HIGHLAND CAPITAL MANAGEMENT LP By : /s/ Frank Waterhouse Name: Frank Waterhouse Title: Authorized Signatory	ONE EAST PARTNERS OPPORTUNITIES, L.P. By: /s/ James Cacioppo Name: James Cacioppo Title: Managing Partner One East Capital Advisors, LP
ONE EAST PARTNERS MASTER, L.P.
By: /s/ James Cacioppo Name: James Cacioppo Title: Managing Partner One East Capital Advisors, LP